8911 Capital of Texas Hwy. North
Westech 360, Suite 3350
Austin, TX 78759-8497
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

February 13, 2008

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

      Re:    National Instruments Corporation
                Definitive 14A filed April 2, 2007
                Commission File No. 0-25426

Ladies and Gentlemen:

        On behalf of National Instruments Corporation (the “Company”), we are providing this further response to Comment No. 1 contained in the Staff’s letter dated December 3, 2007 relating to the Company’s initial response letter dated September 21, 2007, which was submitted in response to the Staff’s letter dated August 21, 2007 regarding the executive compensation and other related disclosures in Company’s definitive proxy statement filed on April 2, 2007.

        As discussed with the Staff by telephone, the Company will identify by name in an appendix to its proxy statement each of the companies that are covered by the relevant portion of the Radford Survey data utilized by the Company.

        If you should have any questions or additional comments, please do not hesitate to contact the undersigned at (512) 338-5400.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/J. Robert Suffoletta
J. Robert Suffoletta, Esq.

cc:     David Hugley, National Instruments Corporation